October 28, 2024

Daniel S. O'Toole
Chief Executive Officer
Arrive AI Inc.
12175 Visionary Way
Fishers, Indiana 46038

       Re: Arrive AI Inc.
           Draft Registration Statement on Form S-1
           Submitted October 1, 2024
           CIK No. 0001818274
Dear Daniel S. O'Toole:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2024 letter.

Draft Registration Statement on Form S-1 Submitted October 1, 2024 Prospectus Summary, page 2

1. Please state that you do not currently have commercial operations, and did not have revenues in 2022, 2023 or thus far in 2024. Revise your statement on page 28 regarding not having revenues in 2022 or 2023 to address revenues in 2024, as well.
Risk Factors, page 5

2. We note your amended disclosure in response to prior comment 4, including that your revised disclosure did not appear to amend risk factor disclosure beyond the few points highlighted in the comment. Please review each of your risk factors, including
 October 28, 2024
Page 2

       the new risk factors added in most recent submission, to tailor the risks to your company's current business and operations. Concisely explain how each risk affects you, your operations and results, your investors, and/or the securities being offered.
       The presentation of risks that could apply generically to any registrant or any offering is discouraged. Please refer to Item 105 of Regulation S-K.
We had negative cash flow for the fiscal year ended December 31, 2023 . . . , page 5

3. We note your revised disclosure in response to prior comment 6. Please revise to quantify the amounts raised through equity sales and the crowdfunding campaign, as well as your cash burn rate and current cash on hand.
Risks Related to this Direct Listing and Ownership of Our Common Stock, page 24

4. We note your revised disclosure in response to comment 7 and re-issue it in part.
       Please revise this section to acknowledge the uncertainty associated with the fact that few companies have undertaken direct listings to date. Also discuss the risks associated with Regulation M as it relates to a direct listing. Capitalization, page 27

5. The amount presented in the table as "Total capitalization" appears to be "Total
       Liabilities and Stockholders' Deficit." Please revise as appropriate. Use of Proceeds, page 27

6. We note your Form C and amendments thereto and statements in your investor presentation regarding capital raises via crowdfunding. If any material amounts of funds outside of this direct listing are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts of such other funds needed for each specified purpose and the sources thereof. Please refer to Instruction 3 to Item 504 of Regulation S-K.
Planned Progression, page 28

7. We note your amended disclosure in response to prior comment 17. Please revise to clarify the nature of the current pilots being conducted and the nature of the statements of work that you have entered into with each company. Additionally, please disclose whether any of the companies with which you have a statement of work are in the areas of your initial focus.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29

8. Please revise to also include a discussion and analysis of the results of operations for the year ended December 31, 2023, compared to the year ended December 31, 2022.
Business, page 31

9. We note your amended disclosure in response to prior comment 12, however the current status of your operations remains unclear. Please revise this section to make it clear that you are a development stage company with no operations or revenues as of the date of the financial statements, if true. Please clearly highlight the status of your
 October 28, 2024
Page 3

      operations and differentiate which operations or plans are currently underway and which are aspirational; in this regard, state, if true, that the pilots and trials in which you are engaged do not represent revenue-generating operations. If you have a timeline to roll-out any services, please revise to state as much; in this regard, it appears that you describe the past and anticipated future development of your patented products but not your services, the latter of which seems to be the sole source of any future revenue. Additionally, where you name certain businesses, please make it clear whether you have contracts with such businesses, and if not, please revise to make it clear that such partnerships are aspirational or have been provided as an example only. Highlight that there is no guarantee that you meet your business and partnership goals. Additionally, with respect to your active Statements of Work, please clarify the material terms in each statement and if applicable, file such agreements as exhibits.
      Refer to Item 601(b)(10) of Regulation S-K.
10.   We note your amended disclosure in response to prior comment 15 and the
Asset
      Purchase Agreement that you filed as Exhibit 10.14. The Asset Purchase Agreement acknowledges a stand alone consulting contract with Brandon Pargoe. Please advise with respect to the consulting agreement. We note that Brandon Pargoe is your Vice
      President of Product Operations.
11. Revise the following and similar statements to make it clear that they do not reflect your current level of operations or certainty of outcome:
          "Arrive   s automated delivery marketplace (   ADM   ) platform
schedules arrival
          and departure times . . . optimizes utilization of mailbox space, delivers important real-time location and transaction data and smart notifications . . . .."
          "This allows Arrive   s partners to operate in environments with
other providers,
          and to make real-time value-based trade-offs like placing a premium on the ability to deliver food during a major sports event or at dinner time . . .
.."
          "As Arrive operations scale, they will produce large amounts of unique data that will become the foundation for monetization using ML and AI."
          "Since we generate unique transactional, performance, logistical, and locational data not available from any other source . . . ."
          "Arrive   s ALM Mailboxes, are offered as a Mailbox-as-a-Service
subscription . . .
          ."
          "Since Arrive is bringing a complex mix of hardware, software, and machine
          learning to market within Arrive   s smart MaaS Platform . . . ."
          "Arrive will also be working closely with drone and robotic technology providers and operators . . . ."
          "Arrive   s initial emerging market will consist of . . . ."
          "Leading the market in IP and pioneering development of the first ALM mailboxes for automated delivery and pickup with advanced capabilities to reduce
          the friction of exchanges between people, robots, and drones."
      We note your statement that "Pilot programs have begun in 2022, including Amazon,
      Google/Wing, Walmart and others." Please revise to clarify, if true, that you are not part of these pilot programs.
 October 28, 2024
Page 4

12. We note your statement that as your business scales, you plan to generate revenue from data monetization insights generated by machine learning and artificial
      intelligence. As it relates to use in your business operations, please clarify whether
      you are using the terms    machine learning    and    artificial
intelligence
      interchangeably. To the extent that they have different definitions, please revise to provide each definition. Additionally, if known, please disclose whether you plan to develop your own software or purchase software or a product from third parties. If you plan to develop your own software, please disclose the current stage of product development. Please clarify what level of scale your operations need to reach and the anticipated timeline in order to employ such machine learning and artificial
      intelligence models. In this light, we note your statement on page 28,
that    it takes
      time to collect large enough data sets to build state of the art AI
models.    Finally,
      please clarify how such machine learning and artificial intelligence will be used to generate additional revenue, as the examples on page 32 seem to highlight operational efficiencies that you may achieve with such technology. Please also update your risk
      factor disclosure in the section titled    Artificial intelligence (   AI
  ) related risks    to
      address the material risks to your business, operations, and financial condition in connection with your specific intended use and development of products using machine learning and artificial intelligence technology, as appropriate.
13. We note that you may plan to use machine learning and artificial intelligence by employing algorithms as they relate to delivery, pickup, users, environment, and autonomous logistics. In each example, please provide a more detailed discussion of the specific data points or types of data that would be collected/used in each category and revise to include appropriate risk factor disclosure that addresses the material risks associated with collecting, storing, and using such data in an algorithm.
Industry Overview and Opportunity, page 36

14. We note your amended disclosure in response to prior comment 19. Please revise to provide sources for the following claims:
          "The first 1% of US addresses (1.6 million) is estimated to be worth approximately $3.5 billion in recurring revenue across our three planned revenue
         streams of: MaaS recurring revenue subscriptions, data monetization via ML/AI generated growth insights, and operational platform fees as described earlier."
          "The company has identified additional revenue streams, such as the mailbox financing exchange, monetization of data insights through artificial intelligence and machine learning, and the automated delivery marketplace which comprises the remaining $2.4B annual revenue."
US Market Overview, page 36

15. We note your statement that "[t]he first 1% of US addresses (1.6 million) is estimated to be worth $3.5 billion in recurring revenue across our three planned revenue streams of: MaaS recurring revenue subscriptions, data monetization via ML/AI generated growth insights, and operational platform fees as described earlier." Please revise to describe the assumptions used to arrive at a 1% market share and clarify who is estimating the $3.5 billion valuation, for example management, a financial advisor, or
 October 28, 2024
Page 5

       other third party. Please also revise to acknowledge that your business model is currently untested in the market.
Early Market Activity, page 37

16. Where you say that you are in discussions with hospital networks and assisted living communities, as well as where you say that technology development partnerships are in progress, please state that no agreements have resulted or may ever result, if true.
Market Growth or US Market Overview, page 37

17. We note your statement that "[y]ou could save $1B every 11 days for autonomous vs traditional deliveries." Please identify who would realize savings and clarify what this statement means in the context of your business. Also provide the basis for such statement.
Regulatory Background, page 37

18. We note your amended disclosure in response to prior comment 22 and we reissue our comment. Your revised disclosure does not address the specific impacts of the regulatory measures. Please elaborate, in detail, how these regulations will affect operations. Please also include any relevant regulatory implications for the areas that you expect to expand into, such as medical operations and the transport/delivery of prescriptions, biologics, etc. These revisions should include the actual regulations that you will be subject to.
Patents, page 39

19. Please revise to provide the expiration date or expected expiration date for each granted and pending patent. Additionally, we note that you have provided the anticipated expiration dates for granted patents, please explain why a firm expiration date is not available.
Recent Developments and Current Licenses Held, page 40

20. We note your response to prior comment 23, including that you intend to file a number of partnership agreements as exhibits. We may have further comments once we review such partnership agreements.
Legal Proceedings, page 41

21. We note your amended disclosure in response to prior comment 24. With respect to Byfield Management, Inc. and Ohrn II, Richard B v. Dronedek Corporation, please revise to include the name of the "neutral court" in which the proceedings are currently pending and disclose the value of the unpaid salary and stock awards.
Management, page 43

22. We note your amended disclosure in response to prior comment 25 and we reissue in part. Please confirm that you have described the business experience of each executive officer during the past five years (emphasis added). Refer to
Item 401(e) of
       Regulation S-K.
 October 28, 2024
Page 6

Executive Compensation, page 48

23. We note your amended disclosure in response to prior comment 26 and we reissue it in part. Please provide narrative disclosure about your compensation program that complies with Item 402(l) of Regulation S-K. Additionally, please revise to summarize the material terms of the employment agreements with Mark Hamm and
       Todd Pepmeier. Please also provide director compensation information for the fiscal year ended 2023.
Certain Relationships and Related Person Transactions, page 53

24. We note your statement that "[t]he agreement also includes a provision where the
       Arrive must commence development and marketing of the products within 36 months of the execution of the agreement, for the agreement to remain in force, otherwise, the agreement has a term of seven years, a period which may be extended upon mutual consent and in the best interest for both parties." Please revise your disclosure to state whether Arrive commenced development and marketing of the products within such time frame. Additionally, please revise your description of this agreement to include all of the material terms of the agreement, including a description of the intellectual property being licensed and any applicable termination provisions. We note that in the financial statements you state that "[a]lthough the contract expired in 2023, no new agreement has been executed as of the date of this report. The Company has constructively extended the contract by continuing to pay licensing fees in accordance with the agreement dated May 26, 2020." Please revise to state the provision of the agreement that allows you to extend the contract by continuing to pay licensing fees and the current effective term of the agreement or termination date. Finally, please clarify what will happen after the seventh year under the agreement, including what would happen to the company in the event that the agreement is terminated. Please also clarify what will happen to the company if Mr. O'Toole attempts to terminate for any reason. Please update your risk factors to describe the related risks to the company and investors.
25. Please revise to provide the approximate dollar value of the amount involved in the transaction. Refer to Item 404(a) and (d) of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-3

26. Given the revisions to note 16 "Subsequent Events" of the audited annual financial statements, please discuss with the accounting firm the need to revise the date of their report pursuant to AS 3110.05.
Signatures, page II-6

27. Please ensure that the filing is signed by your principal accounting officer or controller.
General

28. We note your response to prior comment 33 and we reissue it in part. Please tell us whether and how you meet each of the quantitative requirements of the Nasdaq
       Global Market's Market Value Standard for Direct Listings. If you do not meet such
 October 28, 2024
Page 7

       quantitative requirements, please explain how you expect to do so. Tell us whether you have had contact with a Nasdaq representative regarding this issue, and provide us with the contact information of such representative. Also, please revise to include a risk factor that discusses the risks associated with your ability to meet such quantitative requirements and any related risks to your shareholders.
29. We note your investor presentation in response to prior comment 34. Please explain the apparent discrepancies between the patent overview on slide 18 with the patent disclosure provided on page 39 in the prospectus.
30. Please disclose the date on which the Merger Agreement with Bruush Oral Care Inc.
       was terminated.
31. We note that you provide a discussion of the material U.S. federal income tax consequences to non-U.S holders of your securities. Please tell us what consideration you have given to providing a discussion of the material U.S. federal income tax consequences to U.S. holders.
32. Please revise to identify the Registered Stockholders and provide the disclosure required by Item 403 and Item 507 of Regulation S-K. On page 24, revise your statement that "any of our stockholders, with the exception of Maxim Partners LLC and our directors and officers who own our common stock, may sell any or all of their common stock at any time (subject to any restrictions under applicable law), including immediately upon listing" so that it applies only to the Registered Stockholders, or advise.
       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Joseph Lucosky